UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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[Free Translation]

BANCO SANTANDER (BRASIL) S.A.
     Public-Held Company with Authorized Capital
Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING
HELD ON DECEMBER 28, 2009

DATE, TIME AND PLACE:
December 28, 2009, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:
The totality of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa – Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

SUMMON:
The meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:
Pursuant to article 18, item I of the Company’s Bylaws, the meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:
(a) Re-ratify the shareholding base date of the Company which shall be entitled to receive the Intermediary Dividends, Interim Dividends and Interests on Capital approved in the Company´s Board of Directors held on December 23, 2009, to December 28, 2009; and (b) Ratify all the resolutions approved by this Board of Directors on December 23, 2009.

RESOLUTIONS:
Initially, the Board of Directors´ members approved the writing of the Minutes of the meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without the signatures of the Directors.

Next, after examination and discussion of the matters of the agenda, the following resolution were unanimously APPROVED, without any restriction:

(a) Due to operational matters, the re-ratification to December 28, 2009 of the Company´s shareholding base date which shall be entitled to receive the Intermediary Dividends, Interim Dividends and Interests on Capital approved in the Company´s Board of Directors held on December 23, 2009. In this sense, shareholders registered in the Company’s books at the end of the December 28, 2009, inclusive, shall be entitled to receive the Intermediary Dividends, Interim Dividends and Interests on Capital. Therefore, as of December 29, 2009, inclusive, the Company’s shares shall be traded “Ex-Dividends/Interests on Capital”; and

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[Free Translation]

(b) The ratification of all the resolutions approved by this Board of Directors on December 23rd, 2009.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, December 28, 2009. a) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa – Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary of the Board

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 28, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President